November 8, 2010

To:          Theresa Messinese

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

From:     Michael O’Connor

Chief Financial Officer

J.B. Poindexter & Co., Inc.

Re:	J.B. Poindexter & Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 333-123598

Dear Ms. Messinese,

We have received the comments of the Division of Corporate Finance’s letter dated September 15, 2010 summarizing the Securities and Exchange Commission’s review of J.B. Poindexter & Co., Inc.’s Form 10-K for the fiscal year ended December 31, 2009. We appreciate your review and will revise our future filings to incorporate these comments as discussed below.

With respect to Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21, Sales, which requests more information related to the impact pricing has on total sales, we will revise our future filings to provide further clarity to the reader as how price increases and/or decreases have impacted the current year’s sales compared to those of the previous year for all periods for which comparisons are made.

With respect to Note 10, Long-Term Debt and 8.75% Notes Offering, page 52, regarding your comment as to the requirement to include consolidating financial statements under Rule 3-10(f) of Regulation S-X as a result of the guarantee arrangement related to the 8.75% bond issue, we wish to clarify that all subsidiaries are wholly owned by the parent company and all subsidiaries and the parent are individually named as guarantors under the 8.75% bond issue.

Additionally, we wish to advise you that we have not previously included consolidating financial information in our filings because we believe that the segment information that we disclose in Note 3 to our consolidated financial statements, which is generally based on a subsidiary level breakdown of assets and operations (as we manage our business at that level)  provides sufficient detail for lenders to assess the asset and collateral levels and operations of the individual guarantors, or in limited cases, a relevant grouping of the guarantors.

To provide additional clarity to the reader in future filings, we will include an additional disclosure in Note 10 — Long-Term Debt and 8.75% Notes Offering related to the 8.75% Notes which will read as follows:

“All of the assets and operations of the Company and its subsidiaries are covered by the guarantee arrangement related to the 8.75% Notes.  Relevant groupings of individual assets of the guarantors, including the corporate level assets, and pertinent individual operating information related to guarantor operations is included in the disclosure of the segment information included in Note 3 — Segment Data.”

In responding to your comments, we (the “Company”) acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and the time you have spent to review our December 31, 2009 Form 10-K filing.  Please do not hesitate to contact me at 713-655-9800 if you have any additional questions and/or comments regarding our Form 10-K filing and any other matters.

Sincerely,

/s/ Michael O’Connor
Michael O’Connor

Cc: Lyn Shenk, Branch Chief